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December 1, 2023

VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attention:	Ms. Doris Stacey Gama
Mr. Joe McCann

Re:	Korro Bio, Inc.

Registration Statement on Form S-3

Filed November 6, 2023

File No. 333-275353

Dear Ms. Gama and Mr. McCann:

This letter is submitted on behalf of Korro Bio, Inc. (“Korro”) in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Korro’s Registration Statement on Form S-3 (File No: 333-275353), filed on November 6, 2023 (the “Registration Statement”), as set forth in the Staff’s letter dated November 17, 2023 (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with the response below the numbered comment. Concurrent with the submission of this Comment Letter, Korro is simultaneously filing an amendment to the Registration Statement on Form S-1.

Registration Statement on Form S-3

General

1.

We note that on November 3, 2023, Korro Bio, Inc completed its merger with Frequency Therapeutics Inc. Based on your public filings, we note that the business of the combined company is the business of Korro Bio and that you do expect to conduct any further development of Frequency Therapeutics’ legacy programs. We further note that Frequency Therapeutics’ executives resigned in connection with the closing and that you granted Frequency Therapeutics’ stockholders of record with a non-transferrable contingent value right relating to the disposition or monetization of Frequency Therapeutics’ MS Program. Given these circumstances, please tell us your basis for registering this transaction on Form S-3. See Use of Form S-8, Form 8-K, and Form 20-F by Shell Companies, Release No. 33-8587 (July 15, 2005) at n. 32 as reiterated in Special Purpose Acquisition Companies, Shell Companies, and Projections, Release No. 33-11048 (March 30, 2022) at n. 239 and accompanying text.

U.S. Securities and Exchange Commission

December 1, 2023

RESPONSE: Korro respectfully acknowledges the Staff’s comment and advises the Staff that it believes that it continues to be eligible to use Form S-3 as it has never been a shell company within the meaning of Rule 405 under the Securities Act of 1933, as amended, (the “1933 Act”) and Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “1934 Act”), and was not a shell company at the time of its business combination with the private company, Korro Bio Ops, Inc. (formerly known as Korro Bio, Inc., or “Legacy Korro”), which is now its wholly-owned subsidiary. We refer to such transaction herein as the “Merger.” For periods prior to the Merger, Korro was known as Frequency Therapeutics, Inc., or “Frequency.”

Background

In Release No. 33-8587 (July 15, 2005) (the “Shell Company Release”), the Commission stated that it was adopting rules and rule amendments to protect investors by deterring fraud and abuse in our securities markets through the use of reporting shell companies. The Shell Company Release further notes that its “…rules target regulatory problems that it identified where shell companies have been used as vehicles to commit fraud and abuse our regulatory processes.”

The Shell Company Release defined a shell company “… as a company, other than an asset-backed issuer, with:

•	no or nominal operations; and

•	either:

•	no or nominal assets;

•	assets consisting solely of cash and cash equivalents; or

•	assets consisting of any amount of cash and cash equivalents and nominal other assets.”

Analysis

Korro respectfully submits that Frequency was not at any time prior to the Merger, a shell company. The Merger was between two operating pre-commercial life sciences companies, and was consummated only after Frequency registered the issuance of its securities on Form S-4 (File No. 333-273490) (“Form S-4”), which Form S-4 was subject to a thorough comment and review process by the Staff, and received the affirmative vote of 95% of the votes cast by Frequency’s stockholders. At no time during the Form S-4 review process did the Staff question whether or not Frequency was (or would become prior to the Merger) a shell company.

Notably:

•

Since Frequency’s 2019 underwritten initial public offering (“IPO”), Frequency was an operating biotech company focused on developing its product candidates, such as its former leading product candidate FX-322 for individuals with sensorineural hearing loss and its product candidate for individuals living with multiple sclerosis (the “MS Program”);

•

Frequency represented that it was not a shell company in that certain Agreement and Plan of Merger by and among Frequency, a merger subsidiary and Legacy Korro dated as of July 14, 2023 (the “Merger Agreement”), as well as in its 1934 Act filings;

•

Frequency continued its business operations, with employees, processes and plans in place to support its employees, including operating contracts and more than nominal other assets through the Merger and assumed the operations of Legacy Korro upon completion of the Merger;

•

The use of a contingent value right (“CVR”) is not a sham transaction intended to temporarily park assets in a company to avoid shell company status only to revert them to promoters at a later date; and

•	Frequency was incentivized to increase its cash position prior to completion of the Merger to increase the ownership of the combined company, Korro, by its stockholders.

As discussed in Frequency’s filings with the Commission, since its IPO, Frequency focused on developing therapeutic product candidates using its proprietary progenitor cell activation approach. In February 2023, Frequency’s leading product candidate, FX-322, failed to achieve its primary endpoint in a Phase 2a/2b clinical trial. As a result, Frequency shifted its focus to its MS Program and began to explore strategic

U.S. Securities and Exchange Commission

December 1, 2023

alternatives to fund the future development of the MS Program, including the sale of the MS Program. While pursuing development of the MS Program, Frequency also explored a potential strategic transaction involving all of Frequency. To align its resources with its new development focus on the MS Program, Frequency’s Board of Directors (as described in detail in the “Background of the Merger” section of the Form S-4) took steps to preserve its cash resources with a view towards maximizing value for its stockholders. Such actions were not taken with a view towards becoming a shell company. Like many similarly situated pre-commercial biotech companies,1 Frequency was not able to secure funding to continue the development of the MS Program at a valuation that the Board of Directors believed maximized value for its stockholders. Accordingly, the Board of Directors ultimately determined to pursue a reverse merger transaction, the Merger, with Legacy Korro. Frequency continued to maintain employees to support the MS Program, related intellectual property assets and contracts while it sought to monetize such assets for the benefit of its stockholders.

Throughout the period between signing and closing of the Merger, Frequency believed in good faith that it was not a shell company. Frequency functioned as an operating company and did not check the “shell company” box on the cover of its Form 10-Q filed November 2, 2023, the day prior to closing the Merger. Frequency confirmed the truthfulness and accuracy of its representations and warranties in the Merger Agreement.

At the time of entry into the Merger Agreement in July 2023, Frequency continued to have approximately ten employees, processes and plans in place to support its employees, including operating contracts and more than nominal other assets. Such employees were essential to the continued functioning of Frequency’s operations as a viable biotech enterprise as there was no guarantee that it would be able to successfully consummate the Merger. While Frequency continued to preserve its MS Program assets, its primary non-cash asset for GAAP purposes was its right of use asset in its operating lease. Because Frequency intended to shift its headquarters to those of Legacy Korro effective upon closing of the Merger (as it did not need two operating leases to support its intended future business), Frequency took steps to renegotiate its lease following execution of the Merger Agreement, and in August 2023, Frequency terminated its lease (and sublease) effective January 2024 (see Form 8-K filed August 15, 2023). While for accounting purposes this termination led to a reduction in the right of use asset and significant increase in cash and cash equivalents, Frequency still had almost $5 million of non-cash assets at the time of the Merger, which included its operating lease, prepaid operating expenses, and property and equipment. Frequency’s senior leadership team did not resign until its successors were ready to step in. The sale of Frequency’s MS Program did not close until after the Merger. While Frequency streamlined its prior operations in anticipation of closing of the Merger, such steps were taken not with a view to abuse the securities markets, but to increase its net cash at closing and ownership of the combined company for its stockholders post-Merger.

For GAAP purposes Frequency’s assets became largely cash and cash equivalents due to the reduction in the right of use asset, but for practical purposes, Frequency had not significantly changed its operations, it continued to have more than nominal other assets, and did not somehow become a shell company simply because of the GAAP accounting treatment of the termination of an operating lease. Even without the Merger Agreement, had Frequency simply chosen to reduce its real estate footprint while shifting its focus to the MS Program, the GAAP result would be the same (reduction in the right of use asset and significant increase in cash and cash equivalents). This, however, would not somehow make Frequency into a shell company.

[1]

Life sciences reverse mergers that closed in 2023 to date include: Tourmaline Bio/Talaris Therapeutics, Inc.; Notable Labs Ltd/Vascular Biogenics Ltd.; Morphimmune Inc/Immunome, Inc.; Dianthus Therapeutics, Inc./Magenta Therapeutics, Inc., CervoMed, Inc./Diffusion Pharmaceuticals, Inc.; Elicio Therapeutics, Inc./Angion Biomedica Corp.; Adamnis Pharmaceuticals/DMK Pharmaceuticals; CalciMedica, Inc./Graybug Vision, Inc.; Carisma Therapeutics, Inc./Sesen Bio, Inc.; Enliven Therapeutics, Inc., Imara, Inc.

U.S. Securities and Exchange Commission

December 1, 2023

While the Staff notes the existence of the CVR agreement in its Comment Letter, the use of the CVR is not equivalent to a sham transaction where a promoter places assets into a company simply to have other than “nominal assets” only to have them returned at a later date (e.g., the abusive transaction highlighted in note 32 of the Shell Company Release). As described in detail in the Form S-4, here, the CVRs covered the MS Program, an asset that Frequency had been developing internally and investing substantial time and resources on. Because CVRs have the potential to capture benefits of pre-merger assets for the pre-merger stockholders, CVRs are commonly used in merger transactions as a tool to capture as much value as possible for pre-merger stockholders and thus increase likelihood of stockholder approval of the deal (and avoid claims that the Board did not strike the best deal possible). CVRs are not intended as a cover to somehow return assets to a promoter that were only temporarily placed into an entity to avoid shell company status.

As is typical in reverse merger transactions, Frequency’s value to a potential reverse merger partner was driven by (a) its anticipated net cash at closing, (b) its stock exchange listing, and (c) its status as an operating (non-shell) company. Given the additional limitations under U.S. securities laws that arise due to shell company/former shell company status, Frequency’s attractiveness as a merger partner increased by not being (or becoming) a shell company. Frequency’s status as an operating company allowed it to negotiate terms and command valuations that it would not otherwise have been able to pursue as a shell company. These negotiated terms maximized Frequency’s value for its stockholders (which actively traded shares through closing of the Merger). Legacy Korro would not have agreed to pursue the Merger with Frequency at the agreed Frequency implied valuation if Frequency was (or would become) a shell company. Legacy Korro bargained for a representation and warranty from Frequency in Section 4.7(i) of the Merger Agreement that Frequency had not been and was not currently a “shell company” as defined in the 1934 Act.

Frequency was incentivized to maximize value for its stockholders as it worked towards completion of the Merger, but did not intend that such efforts would result in a violation of its representations and warranties in the Merger Agreement nor that such efforts would result in it becoming a “shell company” and thus not delivering the benefit that Legacy Korro bargained for. If Frequency maintained status quo between signing and closing of the Merger merely to avoid inadvertently becoming a shell company, it would have continued to utilize cash resources, thereby decreasing the potential overall ownership of the combined company by its stockholders (based on its net cash at closing); a result seemingly at odds with the objective of maximizing value for stockholders. Not only would such requirement burn cash, it also doesn’t take into account the benefits of the potential Merger to Frequency’s stockholders and the bargained for opportunity to become stockholders of the combined company, which would have the potential to generate substantial long-term value for all of its stockholders (see, e.g., Frequency’s Reasons for the Merger in the Form S-4).

In the Special Purpose Acquisition Companies, Shell Companies, and Projections, Release No. 33-11048 (March 30, 2022) (the “SPAC Release”), the Commission proposed new rules and rule amendments to enhance existing disclosure requirements and investor protections in IPOs by special purpose acquisition companies (“SPACs”) and in de-SPAC transactions. Frequency, however, was not a SPAC; it was not formed by a sponsor to seek out a target acquisition. Frequency was a clinical-stage regenerative medicine company focused on developing therapeutics, which conducted a traditional underwritten IPO in September 2019 led by three bulge bracket banks. Unfortunately, despite efforts to execute on its pre-clinical and clinical development plan, Frequency did not achieve the primary endpoints in its clinical trials and shifted its focus in February 2023 to maximize value to its stockholders. Frequency did not change its focus and pursue the Merger and enter into the CVR agreement in order to abuse the securities markets, nor did Frequency morph into a shell company or a SPAC or cloak itself with nominal assets to avoid being deemed a shell company as it pursued strategic alternatives. Frequency engaged a financial advisor, negotiated the Merger Agreement after a lengthy and formal process, its Board received a fairness opinion, it registered the issuance of securities in the Merger on Form S-4, the Form S-4 was subject to an extensive review and comment process by the Staff and included fulsome disclosure regarding Legacy Korro’s business (equivalent to that if Legacy Korro had filed on Form S-1 for a traditional IPO), and it provided the proxy statement/prospectus more than 20 days prior the vote on the business combination.

U.S. Securities and Exchange Commission

December 1, 2023

Conclusion

While Korro respectfully acknowledges the Staff’s concerns, it submits that the Merger was not an abusive shell company transaction. Nevertheless, Korro also acknowledges that the net result of the Merger is effectively equivalent to an IPO of Legacy Korro. Korro respectfully acknowledges that had Legacy Korro pursued a traditional underwritten IPO, it would not have been eligible to file on Form S-3 until it had been a reporting company for 12 calendar months. Accordingly, while Korro believes that Frequency was not a “shell company” at the time of the Merger, nor has it ever been a “shell company,” concurrent with the filing of this response letter, Korro is filing an amendment to the Form S-3 Registration Statement on Form S-1. Korro also undertakes to the Staff not to file a further registration statement on Form S-3 until December 1, 2024, consistent with the Commission’s rules applicable to newly public companies.

***

If you should have any questions or comments with respect to the foregoing, please contact me at (415) 733-6134 or via e-mail at msarrazin@goodwinlaw.com.

Very truly yours,

/s/ Marianne Sarrazin
Marianne Sarrazin

Cc:	Ram Aiyar, Korro Bio, Inc.

Vineet Agarwal, Korro Bio, Inc.

Shelby Walker, Korro Bio, Inc.

Kingsley L. Taft, Goodwin Procter LLP

Daniel Hughes, Goodwin Procter LLP